SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sutro Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

869367 10 2

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 869367 10 2	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 869367 10 2	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (b)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 869367 10 2	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (b)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 869367 10 2	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (b)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 869367 10 2	13G	Page 6 of 10 Pages

Item 1.
(a)	Name of Issuer: Sutro Biopharma, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 310 Utah Avenue, Suite 150 South San Francisco, CA 94080

Item 2.
(a)	Name of Person Filing:
Alta Partners VIII, L.P. (“APVIII”)
Alta Partners Management VIII, LLC (“APMVIII”)
Guy Nohra (“GN”)
Daniel Janney (“DJ”)

(b)	Address of Principal Business Office:
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

(c)	Citizenship/Place of Organization:

Entities:
APVIII - Delaware
APMVIII - Delaware

Individuals:
DJ - United States
GN - United States

(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share

(e)	CUSIP Number:
869367 10 2

CUSIP No. 869367 10 2	13G	Page 7 of 10 Pages

Item 3.	Not applicable.

Item 4.	Ownership.

The following beneficial ownership information is provided as of December 31, 2020.

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
APVIII	0	0	0	0	0	0	0%
APMVIII	0	0	0	0	0	0	0%
DJ	0	0	0	0	0	0	0%
GN	0	0	0	0	0	0	0%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 869367 10 2	13G	Page 8 of 10 Pages

EXHIBITS

A: Joint Filing Statement

CUSIP No. 869367 10 2	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Alta Partners VIII, L.P.
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

CUSIP No. 869367 10 2	13G	Page 10 of 10 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date: February 16, 2021

Alta Partners VIII, L.P.
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra